

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING MARCH 31, 2008

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(millions of C$)	March 31 2008	December 31 2007
		(restated - note 2)
Assets		
Current		
Cash and cash equivalents	**217**	536
Accounts receivable	**1,147**	1,143
Inventories	**208**	107
Prepaid expenses	**28**	12
Assets of discontinued operations (note 2)	**393**	358
	1,993	2,156
Other assets (note 4)	**159**	171
Goodwill (note 3)	**1,501**	1,406
Property, plant and equipment	**18,655**	17,710
	20,315	19,287
Total assets	**22,308**	21,443
Liabilities		
Current		
Bank indebtedness	**15**	15
Accounts payable and accrued liabilities	**2,079**	1,889
Income and other taxes payable	**479**	388
Liabilities of discontinued operations (note 2)	**122**	128
	2,695	2,420
Deferred credits	**32**	21
Asset retirement obligations (note 5)	**2,024**	1,915
Other long-term obligations (note 6)	**179**	140
Long-term debt (note 7)	**4,389**	4,862
Future income taxes	**4,339**	4,122
	10,963	11,060
Contingencies (note 13)		
Shareholders' equity		
Common shares (note 8)	**2,437**	2,437
Contributed surplus	**64**	64
Retained earnings	**6,117**	5,651
Accumulated other comprehensive income (loss)	**32**	(189)
	8,650	7,963
Total liabilities and shareholders' equity	**22,308**	21,443

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

Three months ended March 31
(millions of C$)

	2008	2007
		(restated - note 2)
Revenue		
Gross sales	2,468	2,146
Hedging gain/(loss)	(10)	46
Gross sales, net of hedging	2,458	2,192
Less royalties	377	340
Net sales	2,081	1,852
Other	35	30
Total revenue	2,116	1,882
Expenses		
Operating	442	479
Transportation	43	56
General and administrative	64	60
Depreciation, depletion and amortization	532	569
Dry hole	70	100
Exploration	57	70
Interest on long-term debt	44	46
Stock-based compensation (note 9)	(10)	42
Loss on held-for-trading financial instruments	68	37
Other, net	(13)	(14)
Total expenses	1,297	1,445
Income from continuing operations before taxes	819	437
Taxes		
Current income tax	266	170
Future income tax (recovery)	47	(6)
Petroleum revenue tax	47	68
	360	232
Net income from continuing operations	459	205
Net income from discontinued operations (note 2)	7	315
Net income	466	520
Per common share (C$)		
Net income from continuing operations	0.45	0.19
Diluted net income from continuing operations	0.44	0.19
Net income from discontinued operations	0.01	0.30
Diluted net income from discontinued operations	0.01	0.29
Net income	0.46	0.49
Diluted net income	0.45	0.48
Average number of common shares outstanding (millions) - basic	1,019	1,051
Average number of common shares outstanding (millions) - diluted	1,036	1,084

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

Three months ended March 31

(millions of C$)	2008	2007
		(restated - note 2)
Operating		
Net income from continuing operations	**459**	205
Items not involving cash (note 12)	**693**	698
Exploration	**57**	70
	1,209	973
Changes in non-cash working capital	**80**	85
Cash provided by continuing operations	**1,289**	1,058
Cash provided by discontinued operations	**23**	31
Cash provided by operating activities	**1,312**	1,089
Investing		
Capital expenditures		
Exploration, development and other	**(1,012)**	(1,267)
Property acquisitions	**(97)**	(4)
Changes in non-cash working capital	**98**	39
Discontinued operations, net of capital expenditures	**(10)**	188
Cash used in investing activities	**(1,021)**	(1,044)
Financing		
Long-term debt repaid	**(1,167)**	(576)
Long-term debt issued	**538**	956
Common shares purchased, net	**-**	(297)
Deferred credits and other	**9**	(18)
Changes in non-cash working capital	**1**	-
Cash provided by (used in) financing activities	**(619)**	65
Effect of translation on foreign currency cash and cash equivalents	**9**	(1)
Net increase (decrease) in cash and cash equivalents	**(319)**	109
Cash and cash equivalents net of bank indebtedness, beginning of period	**521**	64
Cash and cash equivalents net of bank indebtedness, end of period	**202**	173
Cash and cash equivalents	**217**	195
Bank indebtedness	**15**	22
	202	173

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

Three months ended March 31

(millions of C$)	**2008**	2007
Net income	**466**	520
Foreign currency - translation of self-sustaining foreign operations (1)	**(151)**	81
Foreign currency - translation into reporting currency	**368**	(76)
Gains and losses on derivatives designated as cash flow hedges		
Unrealized gains (losses) arising during the period (2)	**-**	(28)
Realized (gains) losses recognized in net income (3)	**4**	(31)
	4	(59)
Other comprehensive income (loss)	**221**	(54)
Comprehensive income	**687**	466

1 Includes net investment hedging gain of $27million (2007 - $12 million loss)

2 Net of tax of nil (2007 - $(15) million)

3 Net of tax of $(4) million (2007 - $15 million)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

Three months ended March 31

(millions of C$)	**2008**	2007
Common shares		
Balance at beginning of period	**2,437**	2,533
Issued on exercise of stock options	**-**	3
Purchased during the year	**-**	(37)
Balance at end of period	**2,437**	2,499
Contributed surplus		
Balance at beginning of period	**64**	67
Purchase of common shares	**-**	(1)
Balance at end of period	**64**	66
Retained earnings		
Balance at beginning of period	**5,651**	4,584
Transitional adjustment on adoption of new accounting policies	**-**	7
Net income	**466**	520
Purchase of common shares	**-**	(261)
Balance at end of period	**6,117**	4,850
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**(189)**	123
Transitional adjustment on adoption of new accounting policies	**-**	82
Other comprehensive income (loss)	**221**	(54)
Balance at end of period	**32**	151

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman's Annual Financial Report for the year ended December 31, 2007.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2007, except for the following:

a) Changes in Accounting Policies

Financial instruments presentation and disclosure

Effective January 1, 2008, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 10. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation, since the new standard carries forward the existing presentation requirements.

Inventories

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of write-downs to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

Goodwill and intangible assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

b) Reclassification

Certain comparative information has been reclassified to conform to the presentation adopted in the current year.

2. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

	For the three months ended March 31							
	North America		UK		Scandinavia		Total	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007
Revenue								
Gross sales	**19**	92	**-**	85	**13**	19	**32**	196
Royalties	**4**	21	**-**	8	**1**	1	**5**	30
Revenues, net of royalties	**15**	71	**-**	77	**12**	18	**27**	166
Expenses								
Operating, marketing and general	**1**	14	**-**	38	**-**	2	**1**	54
Depreciation, depletion and amortization	**3**	23	**-**	2	**11**	21	**14**	46
Income (loss) from discontinued operations								
before income taxes	**11**	34	**-**	37	**1**	(5)	**12**	66
Taxes	**2**	10	**-**	19	**-**	(1)	**2**	28
Gain (loss) on disposition, net of tax	**-**	277	**25**	-	**(28)**	-	**(3)**	277
Net income (loss) from discontinued operations	**9**	301	**25**	18	**(27)**	(4)	**7**	315

	As at March 31, 2008				As at December 31, 2007			
	North America	**UK**	**Scandinavia**	**Total**	North America	UK	Scandinavia	Total
Assets								
Current assets	**6**	**33**	**12**	**51**	5	16	13	34
Property, plant and equipment, net	**95**	**23**	**184**	**302**	91	20	178	289
Future income taxes	**-**	**28**	**-**	**28**	-	23	-	23
Goodwill	**5**	**-**	**7**	**12**	5	-	7	12
Total assets	**106**	**84**	**203**	**393**	101	59	198	358
Liabilities								
Current liabilities	**1**	**14**	**14**	**29**	1	19	18	38
Asset retirement obligation	**18**	**-**	**50**	**68**	19	-	47	66
Future income taxes	**-**	**-**	**25**	**25**	-	-	24	24
Total liabilities	**19**	**14**	**89**	**122**	20	19	89	128
Net assets of discontinued operations	**87**	**70**	**114**	**271**	81	40	109	230

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

North America

In 2008, Talisman entered into an agreement to sell gas producing assets in Western Canada for approximately $250 million. The sale is expected to close later in 2008.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million.

UK

In 2007, Talisman entered into an agreement to sell assets in the UK for approximately UK£10 million, resulting in an after-tax writedown of these assets of $32 million to their net realizable value. The sale is expected to close later in 2008, with an effective date of January 1, 2008.

In 2006, Talisman entered into an agreement to sell non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in 2006) resulting in a gain of $335 million, net of tax of $64 million. During the first quarter of 2008, an after-tax post-closing adjustment gain of $25 million was recorded.

Scandinavia

In 2008, Talisman entered into an agreement to sell assets in Denmark for approximately US$83 million, resulting in an after-tax writedown of these assets of $28 million to their net realizable value. The sale is expected to close later in 2008.

3. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	Three months ended March 31, 2008	12 months ended December 31, 2007
Opening balance	1,406	1,510
Foreign currency translation effect	95	(104)
Closing balance [1]	1,501	1,406

1 At March 31, 2008 $12 million (December 31, 2007 - $12 million; January 1, 2007 - $76 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

4. Other Assets

	March 31, 2008	December 31, 2007
Accrued pension asset	40	42
Fair value of derivative contracts (note 10)	42	40
Investments	35	33
Future income tax assets	20	33
Other	22	23
	159	171

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

5. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company's ARO associated with its property, plant and equipment are as follows:

	Three months ended March 31, 2008	12 months ended December 31, 2007
ARO liability, beginning of period	1,959	1,842
Liabilities incurred during period	2	89
Liabilities settled during period	(9)	(54)
Accretion expense	30	98
Revisions in estimated future cash flows	-	185
Foreign currency translation	86	(201)
ARO liability, end of period[1,2]	2,068	1,959

1 Included in December 31, 2007 and March 31, 2008 liabilities are $44 million and $44 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,915 million and $2,024 million respectively.
2 At March 31, 2008, $68 million (December 31, 2007 - $66 million; January 1, 2007 - $77 million) has been reclassified to liabilities of discontinued operations.

6. Other Long-Term Obligations

	March 31, 2008	December 31, 2007
Accrued pension and other post-employment benefits liability	52	51
Fair value of derivative contracts (note 10)	90	52
Discounted obligations on capital leases[1]	29	28
Other	8	9
	179	140

1 Of the total discounted liability of $34 million (December 31, 2007 - $33 million), $5 million (December 31, 2007 - $5 million) is included in accounts payable and accrued liabilities.

7. Long-Term Debt

	March 31, 2008	December 31, 2007
Bank credit facilities	1,323	1,806
Tangguh project financing	68	67
Debentures and notes (unsecured)		
US$ denominated (US$1,930 million, 2007 - US$2,030 million)	1,999	2,010
C$ denominated	524	524
UK£ denominated (UK£250 million)	510	490
	4,424	4,897
Unamortized transaction costs	(35)	(35)
	4,389	4,862

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

8. Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares	Three months ended March 31, 2008		12 months ended December 31, 2007	
	Shares	**Amount**	Shares	Amount
Balance, beginning of period	**1,018,590,255**	**2,437**	1,063,928,405	2,533
Issued on exercise of options	**27,350**	**-**	655,950	14
Purchased during the period	**-**	**-**	(45,994,100)	(110)
Balance, end of period	**1,018,617,605**	**2,437**	1,018,590,255	2,437

Subsequent to March 31, 31,500 stock options were exercised for shares, resulting in 1,018,649,105 shares outstanding at April 28.

9. Stock Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Continuity of stock options	Three months ended March 31, 2008		12 months ended December 31, 2007	
	Number of Options	**Weighted-average exercise price ($)**	Number of options	Weighted-average exercise price ($)
Outstanding, beginning of period	**63,578,912**	**13.21**	63,921,148	10.79
Granted during the period	**54,770**	**16.10**	12,812,895	20.21
Exercised for common shares	**(27,350)**	**6.25**	(655,950)	6.94
Exercised for cash payment	**(942,569)**	**9.58**	(11,402,848)	7.45
Forfeited	**(76,377)**	**18.77**	(1,096,333)	17.56
Outstanding, end of period	**62,587,386**	**13.27**	63,578,912	13.21
Exercisable, end of period	**42,689,891**	**10.16**	29,722,984	8.32

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash Unit Plans

In addition to the Company's stock option plans Talisman's subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

	Three months ended March 31, 2008		12 months ended December 31, 2007	
Continuity of cash units				
	Number of units	**Weighted-average exercise price ($)**	Number of units	Weighted-average exercise price ($)
Outstanding, beginning of period	**9,970,493**	**15.14**	8,352,328	12.68
Granted during the period	**21,860**	**16.12**	2,762,980	20.16
Exercised	**(329,375)**	**11.58**	(943,220)	7.56
Forfeited	**(24,835)**	**18.60**	(201,595)	17.53
Outstanding, end of period	**9,638,143**	**16.60**	9,970,493	15.14
Exercisable, end of period	**4,997,749**	**10.92**	2,605,153	7.67

For the three months ended March 31, 2008 the Company recorded stock-based compensation recovery of $10 million (2007 - $42 million expense) relating to its stock option and cash unit plans. The Company paid cash of $9 million (2007 - $48 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. In addition, the Company reduced capitalized stock-based compensation by $3 million (2007 - $1 million) during the period.

The combined mark-to-market liability for stock option and cash unit plans of $390 million at March 31, 2008 (December 31, 2007 - $405 million) is included in accounts payable and accrued liabilities.

10. Financial Instruments and Risk Management

Talisman's financial assets and liabilities at March 31, 2008 comprised cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments. Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value.

Borrowings under bank credit facilities are for short terms and are market rate based, thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair value of Talisman's long-term debt at March 31 was $4,297 million, while the carrying value was $4,389 million. The Company has a financing structure whereby subsidiaries have US$650 million drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to set-off these amounts at maturity.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Risk management assets and liabilities are recorded at their estimated fair values. Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract . Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

Risk Management Assets, Liabilities and Losses

Net risk management position

Derivative instrument	Balance sheet caption	**March 31, 2008**	December 31, 2007
Assets			
Interest rate swaps	Accounts receivable	**4**	1
Commodity contracts	Accounts receivable	**5**	-
Interest rate swaps	Other assets	**15**	4
Cross currency swaps	Other assets	**27**	36
Risk management assets		**51**	41
Liabilities			
Commodity contracts	Accounts payable and accrued liabilities	**(63)**	(33)
Commodity contracts	Other long-term obligations	**(90)**	(52)
Risk management liabilities		**(153)**	(85)

Net income impact of realized and unrealized losses from risk management activities

Realized losses related to oil and liquids derivative instruments designated as hedges resulted in a decrease of recorded sales of $10 million. The change in fair value during the period of the commodity derivative contracts that have not been designated as hedges was a loss of $68 million.

Market Risk

i) Currency Risk

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposures are from fluctuations in the US dollar (US$) relative to the Canadian dollar (C$), British Pound Sterling (UK£) and Norwegian Kroner (NOK). Although Talisman's reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currency. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due. Talisman had no outstanding foreign exchange forward contracts at March 31, 2008.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At March 31, 2008 the Company had cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes due 2011 into $US 304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive income and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. The balance in other comprehensive income at March 31, 2008 was $10 million. The change in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. The net effect of these entries had no impact on net income.

In respect of existing financial instruments, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of less than $1 million in net income and other comprehensive income in the three month period ended March 31, 2008. A similar weakening of the US$ would have had the opposite impact.

ii) Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). The Company's interest rate risk policy reflects guidelines approved by the Board of Directors. Risk management activities aim to manage the mix of fixed to floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At March 31, 2008 the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. The change in the fair value of the fixed-to-floating interest rate swaps for the three months ended March 31 was a gain of $15 million, offset by an increase in long-term debt.

In respect of existing financial instruments, a 1% increase in interest rates would have resulted in a $2 million decrease in net income, principally related to floating rate debt. A similar decrease in interest rates would have had the opposite effect.

iii) Commodity Price Risk

Talisman's is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company does not use derivative contracts for speculative purposes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Company had the following commodity price derivative contracts outstanding at March 31, 2008:

Commodity Contracts Designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2008 Apr - Jun	2,473	59.63	(9)
Dated Brent oil index	Cash flow	2008 Jul - Dec	824	60.00	(6)
					(15)

Commodity Contracts not Designated as Hedges

Fixed price swaps	Instrument type	Term	mcf/d	C$/mcf	Fair value
ICE index	Held-for-trading	2008 Jul - Sep	24,390	6.52	(13)
ICE index	Held-for-trading	2008 Oct- Dec	23,452	9.05	(13)
ICE index	Held-for-trading	2009 Jan - Mar	23,452	9.05	(15)
ICE index	Held-for-trading	2009 Apr - Sep	23,452	6.88	(23)
ICE index	Held-for-trading	2009 Oct -Dec	20,638	8.74	(11)
ICE index	Held-for-trading	2010 Jan - Mar	20,638	8.74	(13)
ICE index	Held-for-trading	2010 Apr - Sep	20,638	7.18	(18)
ICE index	Held-for-trading	2010 Oct - Dec	17,824	8.44	(8)
ICE index	Held-for-trading	2011 Jan - Mar	17,824	8.44	(10)
ICE index	Held-for-trading	2011 Apr - Jun	16,886	7.70	(6)
					(130)

Two-way collars	Instrument type	Term	mcf/d	Floor/ceiling C$/mcf	Fair value
AECO index	Held-for-trading	2008 Apr - Oct	94,820	7.51/8.42	(8)

Fixed price swaps	Instrument type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Held-for-trading	2008 Apr - Dec	22,500	99.99	2
WTI	Held-for-trading	2008 Apr - Dec	10,000	100.56	3
					5

At March 31, 2008, in respect of existing financial instruments, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $13 million. A similar decrease in commodity prices would have had the opposite impact.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty credit worthiness.

 A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. Talisman's recent history of provision for bad debts has been less than 0.1% of total revenue and substantially all of the accounts receivable balance at March 31, 2008 was current. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. At March 31, 2008, the largest single credit exposure was approximately $167 million with a very highly rated counterparty.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions and derivative financial instruments with positive values. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on credit worthiness. All derivative agreements are with financial institutions having strong investment grade ratings. The maximum credit exposure associated with these financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash and debt.

Talisman maintains appropriate unused capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by targeting its long-term debt-to-long-term debt plus shareholders' equity ratio between 35-45%, and its long-term debt-to-annualized cash provided by operating activities ratio under 2:1.

Talisman maintains a debt maturity profile to avoid excessive concentrations of refinancing requirements. The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Except for derivatives that mature as noted above, and long-term debt and obligations under capital leases that mature as outlined in notes 9 and 10 respectively to Talisman's audited Consolidated Financial Statements for the year ended December 31, 2007, all of the Company's financial liabilities are due within one year.

11. Employee Benefits

The Company's net pension benefit plan expense is as follows:

	Three months ended March 31	
	2008	2007
Current service cost - defined benefit	**4**	3
Current service cost - defined contribution	**3**	3
Interest cost	**3**	3
Expected return on plan assets	**(4)**	(6)
Actuarial loss	**1**	8
Other	**1**	-
	8	11

For the three months ended March 31, 2007 and 2008, there were no contributions to the defined benefit pension plans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

12. Selected Cash Flow Information

| | Three months ended March 31 | |
	2008	2007
Items not involving cash:		
Depreciation, depletion and amortization	**532**	569
Dry hole	**70**	100
Net loss on asset disposals	**3**	5
Stock-based compensation (recovery)	**(19)**	(6)
Future taxes and deferred petroleum revenue tax	**43**	(10)
Unrealized losses on held-for-trading financial instruments	**68**	37
Other	**(4)**	3
	693	698
Interest paid	**54**	44
Income taxes paid	**156**	165

13. Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect.

14. Segmented Information
Three months ended March 31

(millions of Canadian dollars)	North America (1) 2008	2007	UK (2) 2008	2007	Scandinavia (3) 2008	2007	Southeast Asia (4) 2008	2007	Other (5) 2008	2007	Total 2008	2007
Revenue												
Gross sales	903	772	820	642	203	199	511	466	31	67	2,468	2,146
Hedging	-	34	(10)	12	-	-	-	-	-	-	(10)	46
Royalties	167	145	4	-	-	-	203	174	3	21	377	340
Net sales	736	661	806	654	203	199	308	292	28	46	2,081	1,852
Other	28	27	5	3	2	1	-	-	-	(1)	35	30
Total revenue	764	688	811	657	205	200	308	292	28	45	2,116	1,882
Segmented expenses												
Operating	133	124	218	241	56	74	33	36	2	4	442	479
Transportation	16	18	8	16	9	9	8	11	2	2	43	56
DD&A	265	261	146	155	66	75	48	68	7	10	532	569
Dry hole	24	40	21	41	24	-	(1)	10	2	9	70	100
Exploration	24	32	5	6	7	6	7	3	14	23	57	70
Other	(2)	(28)	7	8	-	1	2	(2)	(3)	11	4	(10)
Total segmented expenses	460	447	405	467	162	165	97	126	24	59	1,148	1,264
Segmented income before taxes	304	241	406	190	43	35	211	166	4	(14)	968	618
Non-segmented expenses												
General and administrative											64	60
Interest											44	46
Stock-based compensation											(10)	42
Currency translation											(17)	(4)
(Gain)/Loss on held-for-trading financial instruments											68	37
Total non-segmented expenses											149	181
Income from continuing operations before taxes											819	437
Capital expenditures												
Exploration	177	269	50	43	37	48	85	58	18	42	367	460
Development	234	281	130	303	162	77	86	53	14	20	626	734
Midstream	10	61	-	-	-	-	-	-	-	-	10	61
Exploration and development	421	611	180	346	199	125	171	111	32	62	1,003	1,255
Property acquisitions											111	4
Proceeds on dispositions											-	-
Other non-segmented											9	12
Net capital expenditures (6)											1,123	1,271
Property, plant and equipment	8,137	7,876	5,998	5,740	1,829	1,609	2,218	2,030	473	455	18,655	17,710
Goodwill	244	244	402	386	744	669	108	104	3	3	1,501	1,406
Other	703	1,095	357	318	241	172	347	293	111	91	1,759	1,969
Discontinued operations	106	101	84	59	203	198	-	-	-	-	393	358
Segmented assets	9,190	9,316	6,841	6,503	3,017	2,648	2,673	2,427	587	549	22,308	21,443
Non-segmented assets												
Total assets (7)											22,308	21,443

(1) North America	2008	2007
Canada	717	626
US	47	62
Total revenue	764	688
Canada	7,734	7,486
US	403	390
Property, plant and equipment (7)	8,137	7,876

(2) UK	2008	2007
UK	789	636
Netherlands	22	21
Total revenue	811	657
UK	5,933	5,682
Netherlands	65	58
Property, plant and equipment (7)	5,998	5,740

(3) Scandinavia	2008	2007
Norway	205	200
Denmark	-	-
Total revenue	205	200
Norway	1,829	1,609
Denmark	-	-
Property, plant and equipment (7)	1,829	1,609

(4) Southeast Asia	2008	2007
Indonesia	202	117
Malaysia	96	110
Vietnam	11	7
Australia	(1)	58
Total revenue	308	292
Indonesia	812	820
Malaysia	971	884
Vietnam	246	162
Australia	189	164
Property, plant and equipment (7)	2,218	2,030

(5) Other	2008	2007
Trinidad & Tobago	39	20
Algeria	-	24
Tunisia	(11)	1
Total revenue	28	45
Trinidad & Tobago	214	227
Algeria	198	180
Tunisia	25	14
Other	36	34
Property, plant and equipment (7)	473	455

6 Excluding corporate acquisitions.

7 Current year represents balances as at March 31, prior year represents balances as at December 31.

Talisman Energy Inc.
Consolidated Financial Ratios
March 31, 2008
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended March 31, 2008.

Interest coverage (times)	
Income (1)	**12.26**
Income from continuing operations (2)	**8.61**

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided
  by the sum of interest expense and capitalized interest from continuing operations.